UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Logistics Office

Rio de Janeiro, March 25, 2020 –  Petróleo Brasileiro S.A. –  Petrobras reports that its Board of Directors, in a meeting held today, approved the creation of the Logistics Office and the election of André Barreto Chiarini to the respective position of Chief Logistics Officer.

The Board of Directors also approved the dissolution of the Corporate Affairs Office with the dismissal of the Chief Officer Eberaldo de Almeida Neto. As such, Petrobras’ Executive Board will continue to be composed by the CEO and eight Chief Officers. With the change, Petrobras will have four corporate offices and four operating offices.

All these changes will take place on May 1, 2020.

André Chiarini had been the Petrobras CEO’s advisor for logistics since November 2019. He was a founding partner and Chief Officer of Infra Partners Investimentos em Logística, has more than 20 years of a career in Logistics, working at the head of operations, planning, business development, and corporate functions, in several countries. In addition to founding 3 other companies, he was Chief Planning and Logistics Development Officer at Vale, Chief International of Shared Services Officer (based in Switzerland at Vale International), Chief Electronics and Consumer Goods Officer at TNT Logistics and Senior Associate at the Operations Competency Center at Booz & Co.

André is a chemical engineer by UFRJ and Master in Business Administration by COPPEAD/UFRJ, with interchange at the Master of International Management (MIM) of AGSIM/Thunderbird. He has participated in executive training programs at Sloan School of Management (MIT), IMD, Chicago Booth and University of Michigan Business School.

The changes aim to generate greater efficiency in the management of logistics assets, eliminating operational and commercial inefficiencies, reducing costs, and seeking excellence and value generation in the provision of services to Petrobras. The emphasis on logistics activities will lead to significant improvements in planning and, consequently, in E&P and Downstream operations, with structures dedicated to serving E&P, downstream, business development, and inventory and warehouse management.

The areas related to the Corporate Affairs Office will have their activities reallocated to in other offices, considering the existing opportunities and synergies. The Safety, Environment and Health unit will be linked to the Institutional Relations Office; the Supply of Goods and Services unit will be linked to the Financial and Investor Relations Office; and the Shared Services unit will be linked to the Digital Transformation and Innovation Office.

The company appreciates Eberaldo de Almeida Neto’s dedication over more than thirty years of his career at Petrobras and his important work ahead of the Corporate Affairs Office since January 2018.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer